Exhibit 99.1

CannTrust Provides Interim Update

VAUGHAN, ON, August 12, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) provided an interim update concerning certain recent developments affecting the Company.

Heath Canada Report for Vaughan Manufacturing Facility

After trading hours on Friday, August 9, 2019, CannTrust received a report from Health Canada notifying the Company that its manufacturing facility in Vaughan, Ontario has been rated non-compliant with certain regulations. CannTrust has accepted Health Canada’s findings and remedial actions are underway.

Heath Canada’s rating was based on observations made during an inspection completed during the period July 10-16, 2019, which noted:

•	The conversion of five rooms from operational areas to storage areas, which were used for storage since June 2018 without prior approval of Health Canada;

•	The construction of two new areas without prior approval of Health Canada, one of which was used to store cannabis since November 2018;

•	Insufficient security controls at the manufacturing facility;

•	Inadequate quality assurance investigations and controls;

•	Standard operating procedures that did not to meet the requirements under regulations; and

•	Documents or information that were not retained in a manner to enable Health Canada to complete its audit in a timely manner.

As previously announced, the Company implemented a voluntary hold on the sale and shipment of all cannabis products while Health Canada reviewed its Vaughan, Ontario manufacturing facility. CannTrust continues to work closely with Health Canada and will provide further details of the hold and other developments as they become available.

Under the direction of the recently constituted independent Special Committee of the board of directors of the Company and newly-appointed interim CEO, Robert Marcovitch, the Company has already begun the process of investigating and remediating the root causes of any non-compliance and expects to propose a robust remediation plan to Health Canada.

The Company’s CEO Robert Marcovitch stated: “We are continuing to work hard to regain the trust of Health Canada, our patients, shareholders and partners. We have retained independent consultants who have already started addressing some of the deficiencies noted in Health Canada’s report. We are looking at the root causes of these issues and will take whatever remedial steps are necessary to bring the Company into full regulatory compliance as quickly as possible.”

Although the Company, under the supervision of the Special Committee, is preparing a remediation plan for submission to and consideration by Health Canada, Health Canada has advised the Company that it is currently unable to provide any guidance about the timing or content of its decisions concerning the Company.

Prepayment of Meridian Loan

The Company has also recently pre-paid the outstanding mortgage of approximately $13.3 million to Meridian Credit Union which was secured by its greenhouse in Pelham, Ontario, as well as associated interest and administrative costs. Meridian is arm’s-length to the Company and this loan represented the Company’s only secured indebtedness.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings many years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective action being taken by the Company. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information: or to arrange an interview, please contact:

Media Relations: 1-888-677-1477, media@canntrust.ca

Investor Relations: 416-467-5229, investor@canntrust.ca